Filed by Microchip Technology Incorporated pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Micrel, Incorporated
Commission File No. 001-34020
Filing Date: May 13, 2015
Edited Transcript
Event Date/Time May 11, 2015/ 09:00 AM PST
CORPORATE PARTICIPANTS
Steve Sanghi -Microchip Technology Inc. - Chairman, President & CEO
Presentation
Steve Sanghi-Microchip Technology Inc. - Chairman, President & CEO
First a cautionary statement. You can’t read all of that, nor can I, but there are lots of statements in my Micrel slides that talk about the expected timing of completion, when we may get various approvals, so there are forward-looking statements and there's no guarantee that it could happen in those time frames. If you need more information about anything about Micrel, there are several places to go through. There's a lot of information on the Micrel website, www.micrel.com. There's information on the Microchip website, www.microchip.com. There's a fair amount of information on the SEC website, which is www.sec.gov. And once you get there you can sort that through Micrel acquisition or Microchip. So please look at all the risk factors involved, all the filings with the SEC, and nothing I say past this slide is guaranteed. It's got a lot of risk factors, and nothing may happen.

So, just a quick overview of Micrel. It's a high-quality analog franchise with a fairly attractive product portfolio. They are run by three product groups. We call them divisions in Microchip. There's Linear and Power Management, 52% of the business; LAN Solutions, 21% of the business; and Timing and Communications, which is 25% of the business. Foundry service is small, 2% of the business. They serve diversified end markets. 48% is industrial and automotive, 36% is communication, and 16% is consumer.

Technology leadership and innovation. Over 230 core new products introduced in the last 4 years. Over 400 patents granted.

$248M revenue in calendar year 2014. 52.1% non-GAAP gross margin; 9.4% non-GAAP operating margin. You know many of our acquisitions are really subpar performance in gross margin and operating profit. You know when we bought SST they were single digits, when we bought SMSC they were about 12%, and when we bought Supertex, they were about 17. And a year, two year, three years later, most of our acquisitions are making Microchip kind of profits. So, don’t be startled by this. That’s the starting point. That’s where we begin.

Proprietary product line supports consistent profitability. They have been profitable also for 36 out of 37 years, but the profitability is fairly small.

They have $95M cash and investments on the balance sheet. No debt.
698 employees worldwide.

They operate a 6-inch fab in San Jose, with about 300+ employees in the fab.

Diverse customer base of industry leaders. So, in those three markets that I talked about, industrial and automotive, communication, and consumer, you can see there are blue chip logos and customer names. No single customer over 10% of the business.

So, Linear and Power Solutions, on the left on the top, you probably can’t read that from the back, it gives you kind of a breakdown of 14% in linear, 25% industrial LDOs, 18% commodity LDOs, 16% DC to DC, and they have some 14% hot swap load switches, drivers, and some other, RF is 6% of the business. You were right. 6% of the business will make approximately $15M business on $248M sales. And by market you can see industrial, communication, and consumer. Many of these Linear and Power Solutions products are really complementary to our analog portfolio. We have a lot of DC to DC products, and we have a lot of LDOs, we have a lot of power management products. So there's a lot of synergy with our Analog group.

The second division is the LAN Solutions. LAN Solutions has a lot of synergy with our UNG group that we got from SMSC. UNG has two businesses in there, USB and networking. This one is very synergistic with the networking. And again, many of the multi-port switches, PHYs, controllers, some ASSPs and SOCs, for industrial, automotive, consumer, communication markets. It is pretty similar to what we're trying to do.

The third group is the Timing and Communications Solutions. So this is really a new business unit for Microchip. I think we have a very small amount of Timing products in our Memory group, but they're pretty tiny. You know, real time clocks or something. What’s that Randy, how much is it? About a $1M per quarter, about a $4M business. This business is about a $60M business. Fairly high-end Timing and Communication products competing with the industry leaders like IDT and others. So this really becomes a newer segment within Microchip. We haven't figured out how any of these will be managed in terms of integration. I'm just showing you where the synergies lie.

Compelling strategic rationale. This acquisition enhances Microchip's Analog product portfolio through the addition of the Linear Power as I talked about. Expand the LAN portfolio and connectivity solutions by giving us additional applications and customers we can serve. And the Timing and Communications products is a new unit to Microchip. Microchip's manufacturing and sales channel strengths can extend the reach of Micrel's solutions into new applications and markets, and adds 400 patents to our IP portfolio.

So, a quick transaction summary. It's an $839M transaction, representing $14 per share for Micre'’s shares. If you take their $95M of cash out, it becomes a $744M net transaction. Micrel shareholders can elect to receive either Microchip shares or cash, but at least 42% of the transaction value must be in shares. The reason for that in simple terms is if 40%+ of the transaction is in stock, then the transaction is non-taxable to Micrel shareholders. Whatever stock they get in the transaction, they don't pay tax on it. It's not considered sold, it's considered exchanged with Microchip. Whatever portion they get in cash, of course, they have to pay tax on that. If it is less than 40%, then the entire transaction becomes taxable.

Even the people who exchange their stock, without even selling the stock, they have to pay tax on it. So, it is to make it a non-taxable transaction. And 42% is just to be on the safe side from 40; because between now and closing, you could have somebody go exercise their stock options, or have RSUs. So the share count moves around. And that's just to be on the safe side. The trigger is usually 40.

Transaction will initially be mildly dilutive on a NonGAAP basis. Microchip expects to do a share buy back. So whatever shares we issue in the transaction, we're going to buy the shares back. So from a financial perspective, it will be like a cash transaction for Microchip shareholders. And after we buy the stock back, it will be accretive on a NonGAAP basis. We expect the transaction to close early in the calendar third quarter. I don't know the exact timing because we need government approval. We need SEC approval. We need an approval in Germany because there are substantial revenue in Germany and our combined revenue goes over a trigger. So we need two government approvals, US and Germany. And also SEC approval. We'll provide more guidance on revenue, gross margin, synergy and EPS impact after the transaction closes.

Amidst all that, we have to peel off a team of key individuals from our integration team in IT, Planning and all that to build a small team to start working on Micrel to get ready to have a running start when we complete that acquisition sometime in the early third quarter.

QUESTION AND ANSWER

Unknown speaker

Can you comment on the long-term plan for the Micrel fab?

Steve Sanghi-Microchip Technology Inc. - Chairman, President & CEO
Can I comment on the long-term plan for the Micrel fab? I do not know the answer to that question yet. So, we just announced the acquisition, and we will study it a lot more in the coming months and after we close the acquisition. The term I used over there in the communication meeting at Micrel on Friday was "Either fill it, or kill it." The fab is only 31% utilized today. So it's very suboptimal. A 31% utilized fab has a very high cost structure. The question is, can you fill it? You know, a year ago, we bought Supertex. That was a 6 inch fab also. Micrel fab was 6 inch also. If we had taken all of the Supertex products and put them into Micrel, you know, combined those two fabs together, then a 6 inch to 6 inch mask set transfer would have been a much easier transfer probably, and we would have filled it a lot more. But Supertex products are already transferred all here, so that's too late. Is there a strategy by either doing foundry or anything else, or growth of Micrel products by selling a lot more to our channels? You know, it takes time. Can we quickly fill it? If we don’t fill it, then we will put it on a path to transfer those products. Some here, some in Gresham, some maybe outside foundry fabs, and then close it. So, that decision has not yet been made. I think it will take us the balance of this year to make that decision. We will probably have it early next year.

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